Exhibit 99.1

Neptune Receives Health Canada's Amendments to Expand Capacity to 200,000 kg and for Cannabis Oil Capsule Production

LAVAL, QC, June 17, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ:NEPT) (TSX:NEPT) is pleased to announce that its wholly owned subsidiary, 9354-7537 Québec Inc., has received a notification letter from Health Canada indicating that all requested license amendments have been approved.

Extraction Capacity Increases to 200,000 kg

The scope of the amendment received from Health Canada permits expansion of cannabis operation areas to include an additional extraction room where Neptune will perform cold ethanol extraction. Ethanol extraction is faster and more cost effective than the CO2 extraction currently used and will increase Neptune's input capacity from 30,000 kg to 200,000 kg.

This seven-fold increase in the Company's capacity will accelerate production and enable fulfilment of commercial commitments. Start-up activities will begin immediately, including the final stages of commissioning the equipment, and Neptune will ramp up commercial operations on a progressive basis during the second fiscal quarter.

Production of Cannabis Oil Capsules to Commence

The amendment from Health Canada also includes expansion for an encapsulation room where Neptune will produce cannabis oil capsules using the Licaps® technology licensed from Lonza Group AG. The encapsulation equipment is commissioned and ready for commercial operations with a capacity of up to 200 million capsules annually. The Licaps® technology supports differentiated product offerings through its various delivery systems, colours and branding possibilities. Furthermore, this is an effective technology for variable and multiple product formulation runs.

Management Commentary

"Congratulations are in order as this announcement marks another milestone achieved by our team by successfully meeting the stringent Health Canada requirements," said Jim Hamilton, CEO of Neptune. "The new regulations regarding cannabis edibles, extracts and topicals recently published by Health Canada are expected to result in significant additional demand for cannabis extraction and purification services. With our increased extraction capacity, Neptune is now well positioned to benefit from this rapidly growing market. In addition, our cannabis oil capsule technology provides the company a differentiated offering for which there is strong demand."

Our Future Plans

Neptune's Board of Directors recently approved an investment of $7 million to establish additional formulation, manufacturing and packaging infrastructure. This investment will allow Neptune to provide formulation services for new expected product forms such as vape pens, topicals, beverages, sprays, and others. A $4 million investment has also been approved, due to strong customer demand, to increase extraction capacity to a total of 1,500,000 kg, under Neptune's Phase IIIA expansion plans targeted for completion before the end of calendar year 2019.

With this approval, Neptune is now positioned to submit further license amendments to incorporate the manufacturing of additional product forms, and packaging capabilities, as well as for the Phase IIIA extraction capacity expansion.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Québec. Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Leveraging its scientific and technological expertise, Neptune focuses on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about Neptune's ability and timing to successfully operate its cold extraction ethanol operations and to produce, or generate any revenue from the sale of any marijuana-based and hemp-based therefrom; the evolvement of governmental regulations and the ability or failure of Neptune to comply therewith.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: Canada: Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; United States: Carolyn Capaccio / Jody Burfening, LHA, 1.212.838.3777, ccapaccio@lhai.com / jburfening@lhai.com; Media Request: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 08:23e 17-JUN-19